

ALBI

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Make Every Meeting Great

Ever sat in an UNPRODUCTIVE meeting?



20+
Hours spent on pre & post meeting work

67%
% of Unproductive Meetings

55M
Meetings Completed Daily

$37B
Annual Cost to Business

Data Link #1

Data Link #2

"People can't multitask very well, and when people say they can, they're deluding themselves...the brain is very good at deluding itself."



Earl Miller **Ph.D**
Professor of Neuroscience at MIT

"Up to *40 percent* of productivity could be lost due to task-switching"

Susan Weinschenk Ph.D
Author and Professor at University of Wisconsin



ALBI
BY SPEAK

ALBI BY SPEAK
Profile
Meeting Home
My Time
Caller
Morning Check-In
Thursday, June 13th, 8:30AM - 9:15AM
Bernice Fletcher
Deann Stevens
Samuel Johnson
SHARE
Stats
Key Decisions
Action items
Transcripts
Meeting Timeline
0:00
5:00
10:00
15:00
20:00
25:00
30:00
35:00
36:00
40:00
45:00
Big Talker
Busy Bee
Early Bird
36 min
Total Meeting Time
-9 min
Scheduled vs Actual
3
Key Decisions
4
Action Items
$41
Estimated Cost
Key Decisions
New
Sort By Time
Leverage agile frameworks to provide a robust synopsis for high level overviews.
90% 6:14 K1
User generated content in real-time will have multiple touchpoints for offshoring.
60% 7:20 K2
Capitalize on low hanging fruit to identify a ballpark value added activity to beta test.
93% 7:50 K3
Action Items
New
Sort By Time
Bernice Fletcher
July 1st
Overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).
Jira
90% 0:14 A1
Deann Stevens
July 24th
Start advertising on social media those options are already baked in with this model, so run it up the flagpole
slack
71% 0:34 A2
Samuel Johnson
July 16th
Transcript
Search
0:00 / 30:11
1x
0:00
I've been doing some research this morning and we need to better overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).
A1
0:34
We need to start advertising on social media those options are already baked in with this model
A2





Hi...
I'm Albi.

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BY SPEAK

How Albi Works



Albi syncs with your calendar.



Albi joins the meetings and takes notes.



Albi summarizes the action items and deliverables.



Albi sends the action items to the team for execution.

ALBI
BY SPEAK

1  Albi syncs with your calendar.

ALBI
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- ▦ Meeting Home
- 📄 Analytics
- 📞 Manual Dial
- 👤 Profile
- 👤 Coaching

April

SUN
19

Manual call for cody@speakmeetings.com 3:07 PM - 3:07 PM	Attendees 0		Details

MON
20

	Attendees	Albi on Call
Team Standup 8:00 AM - 8:30 AM	W +5	OFF
Engineering Review 8:30 AM - 9:30 AM	S +9	ON
busy 9:30 AM - 10:00 AM	0	OFF
Customer Review 10:00 AM - 11:00 AM	W C	OFF
Roadmap v2.0 11:00 AM - 12:30 PM	M +2	ON
Partner Call 12:00 PM - 1:00 PM	S +5	OFF
Interview 1:00 PM - 2:00 PM	0	OFF
Project Review 2:30 PM - 3:30 PM	S +8	ON

🔍 Search

‹ APR 2020

S	M	T	W	T	F	S
			1	2	3	4
5	6	7	8	9	10	11
12	13	14	15	16	17	18
19	20	21	22	23	24	25
26	27	28	29	30		

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1  Albi syncs with your calendar.

2  Albi joins the meeting.

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- Meeting Home
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Call Me

Albi ready to help

IN-PROGRESS

00:00:15

History

U Unknown
+15037061994

4/19/20
3:07 PM

FEED BACK

ALBI
BY SPEAK

1  Albi syncs with your calendar.

2  Albi joins the meeting.

3  Albi summarizes the key information.

ALBI
BY SPEAK

- 📅 Meeting Home
- 📋 Analytics
- 📞 Manual Dial
- 👤 Profile
- 👤 Coaching

Morning Check-In
Thursday, June 13th, 8:30AM - 9:15AM

Bernice Fletcher   Deann Stevens   SJ Samuel Johnson

| Stats | Key Decisions | Action items | Transcripts |

SHARE ✕

Meeting Timeline

0:00   5:00   10:00   15:00   20:00   25:00   30:00   35:00   36:00   40:00   45:00

👑 Big Talker

👑 Busy Bee

SJ 👑 Early Bird

36min
Total Meeting Time

-9min
Scheduled vs Actual

3
Key Decisions

4
Action Items

$41
Estimated Cost

Key Decisions *New*
Sort By Time ⌄

Leverage agile frameworks to provide a robust synopsis for high level overviews.

⊘ 90%   🕐 6:14   ☰ K1

User generated content in real-time will have multiple touchpoints for offshoring.

⊘ 60%   🕐 7:20   ☰ K2

Capitalize on low hanging fruit to identify a ballpark value added activity to beta test.

⊘ 93%   🕐 7:50   ☰ K3

Action Items *New*
Sort By Time ⌄

Bernice Fletcher   📅 July 1st

Overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).

⊕ Jira   ⊘ 90%   🕐 0:14   ☰ A1

Deann Stevens   📅 July 24th

Start advertising on social media those options are already baked in with this model, so run it up the flagpole

⊕ slack   ⊘ 71%   🕐 0:34   ☰ A2

SJ Samuel Johnson   📅 July 16th

Transcript

🔍 Search

▶ 0:00 / 30:11 ────────●──────────   1x 🔊

0:00   I've been doing some research this morning and we need to better overcome key issues to meet key milestones drink from the firehose, yet beef up (let's not try to) boil the ocean (here/there/everywhere).   ☰ A1

0:34   We need to start advertising on social media those options are already baked in with this model   ☰ A2

ALBI
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1  Albi syncs with your calendar.

2  Albi joins the meeting.

3  Albi summarizes the key information.

4  Albi sends the key information to the team.

ALBI
BY SPEAK

- Meeting Home
- Analytics
- Manual Dial
- Profile
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More Than Meeting Notes

Pre-Meeting



In-Meeting



Post-Meeting



Learn



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Market



Total Addressable Market (TAM)

Gartner predicts that global IT spending will grow 3.2% in 2019 with *enterprise software driving the highest* growth due to the continued proliferation of SaaS.

https://www.gartner.com/en/newsroom/press-releases/2018-10-17-gartner-says-global-it-spending-to-grow-3-2-percent-in-2019

Serviceable Available Market (SAM)

Forrester estimates that of the enterprise process applications sector, business intelligence, collaboration and other/new enterprise process apps will grow fastest.

https://www.zdnet.com/article/it-budgets-2017-18-what-the-surveys-tell-us/

Service Obtainable Market (SOM)

20% spend on comparable productivity tools with a 5% market capture.

https://www.longtermtrends.net/market-cap-to-gdp/

Go to Market



5-6 Hours

Project Managers

11M

5 Meetings

Scrum Masters

+2M

30 Customers	150 Customers	300 Customers
—-	—-	—-
Local Contacts & Direct Outreach	Some Marketing & Advertising	Major Events & Analysts
—-	—-	—-
License Bundles (10 minimum)	License Bundles (10 - 25 min)	License Bundles (10 - 50 min)
—-	—-	—-
Land & Expand Groundwork	Begin 100-500 User Expansions	Begin 500-Enterprise User Expansions
—-	—-	—-

ALBI
BY SPEAK



TransUnion

CHASE ● J.P.Morgan

NIKE

verizon✓

JABIL OPTICS

iovation®

cvent

ebay

ADTRAN®

Five Talent

Riff_

Port of Vancouver USA

ALBI BY SPEAK

30+

BETA COMPANIES

3

FORTUNE 100 COMPANIES

1000+

HOURS OF MEETING DATA

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BY SPEAK

Partners & Exits

Consumer

amazon



Google

Meeting Software

GoToMeeting

Teams Hangouts zoom

Skype BlueJeans

Hardware


CISCO Jabra®

AVAYA

plantronics®

Project Software

△ ATLASSIAN

Trello slack

Microsoft® Project asana



"Voicea acquired by Cisco for a few hundred million"

-James Fish, Piper Jaffray

Article Link



"Verizon buys BlueJeans for $400M"

-WSJ

Article Link


ALBI
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Team



Cody White
CEO

Early employee at AvantGo, iTradeNetwork, Jama Software & SpaceView all with successful exits. Focused on product development and customer success.



Sulaimon Ibrahim
CTO

NLP & A.I Expert with Masters in Computer Science. AI domain expert at Intel, trained thousands of developers worldwide on A.I products and tools.



Mei Wu
VP of Corporate Development

Executive with 25+ years of experience in the software industry with previous startups that led to exits with Symantec, Oracle, Cisco, TransUnion and ADTRAN.



Dan Lulich
COO

Accomplished engineering executive, with 25+ years of technology management, operations leadership, and engineering delivery in SaaS, Cloud, Security, AI, Machine Learning, and Neural Networks.

ALBI
BY SPEAK

Funding



Sales & Marketing
28%

Unallocated
5%

Engineering
57%

Operations
10%

Milestones

May 2020

April 2021

30 Customers

50 Customers

150 Customers

New UI & UX

Enterprise Security

Reserved For Customer Feedback

95% Action Item Accuracy

Albi Coaching Live

Enterprise Reporting Engine

3rd Party Integration

Real-Time Dashboard

Stay
in touch
with us

Thanks for meeting with us to learn more about our company. Hope to be working with you soon.

PO BOX 2855

CLACKAMAS, OR

UNITED STATES

97015

Mei Wu

Co-Founder

1-360-839-7228

albibyspeak.com

mei@speakmeetings.com